UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): January 17, 2018

Aviragen Therapeutics, Inc.

(Exact name of registrant as specified in its charter)

DELAWARE	001-35285	59-1212264
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

2500 Northwinds Parkway, Suite 100 Alpharetta, GA		30009
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code (678) 221-3350

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01	Other Events.

Aviragen Therapeutics, Inc. today confirmed that it has received a notice from Digirad Corporation and East Hill Management Co. LLC indicating an intention to nominate 11 candidates to stand for election to the Company’s Board of Directors at Aviragen’s 2018 Annual Meeting of Stockholders. Aviragen’s Board will review the notice in due course and Aviragen stockholders are not required to take any action at this time with respect to the nominations.

Aviragen notes that the 2018 Annual Meeting of Stockholders is scheduled to occur after the Company’s stockholders vote on Aviragen’s proposed merger with Vaxart, Inc. As previously announced, Aviragen’s Board unanimously recommends that stockholders vote FOR the proposed merger at the Special Meeting of Stockholders, which is scheduled for February 6, 2018.

The Company issued the following statement:

Aviragen’s Board of Directors is committed to maximizing the value of the Company and unanimously believes that this is achieved through its proposed merger with Vaxart. Aviragen’s stockholders will have the opportunity to participate in the significant upside potential of the merger by owning a company focused on developing Vaxart’s oral recombinant vaccines and Aviragen’s direct-acting antivirals to treat infections that have limited therapeutic options. Further, the combined company will be well-financed to achieve value creating milestones that include efficacy data from Aviragen’s BTA074 HPV Phase 2 data, Vaxart’s Phase 2 norovirus vaccine data, and the filing of additional INDs for new programs.

The Aviragen Board, with the assistance of its financial and legal advisors, conducted an extensive review of strategic alternatives that evaluated a number of options, including a business combination or strategic merger, in-licensing clinical stage programs, acquisitions, liquidation or other transactions that would complement Aviragen’s current assets. The review, which was conducted by an independent transactions committee, culminated in Aviragen’s proposed merger with Vaxart.

Accordingly, the Aviragen Board unanimously recommends that Aviragen stockholders vote FOR the proposed merger with Vaxart at the Special Meeting of Stockholders on February 6, 2018.

EACH VOTE IS IMPORTANT – PLEASE VOTE FOR THE PROPOSED MERGER WITH VAXART TODAY

Each vote is extremely important, no matter how many or how few shares are owned. The affirmative vote of the holders of a majority of the shares of Aviragen common stock properly cast at the Aviragen special meeting, presuming a quorum is present, is required to approve the proposed merger. Aviragen shareholders of record at the close of business on January 2, 2018 are entitled to vote at the special meeting. Please take a moment to vote FOR the proposals necessary to approve the proposed merger today – by telephone, by Internet or by signing, dating and returning the proxy received with the proxy statement.

Stockholders who have any questions or need assistance voting their shares should contact Aviragen’s proxy solicitor, D.F. King & Co., Inc., toll-free at (800)-967-5074.

Advisors

Stifel, Nicolaus & Company, Incorporated is acting as financial advisor to Aviragen, and Dechert LLP is serving as legal counsel to Aviragen.

Forward-Looking Statements

This communication contains forward-looking statements (including within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended) concerning Aviragen, Vaxart, the Merger and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of the management of Aviragen, as well as assumptions made by, and information currently available to, management. Forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “may,” “will,” “should,” “would,” “expect,” “anticipate,” “plan,” “likely,” “believe,” “estimate,” “project,” “intend,” and other similar expressions among others. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties and are not guarantees of future performance. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: our expectations as to when top-line safety and efficacy data for BTA074 (teslexivir) are expected; our expectations related to the direct-acting antiviral mechanism of action of teslexivir; the risk that the conditions to the closing of the Merger are not satisfied, including the failure to timely or at all obtain stockholder approval for the Merger; uncertainties as to the timing of the consummation of the Merger and the ability of each of Aviragen and Vaxart to consummate the Merger; risks related to Aviragen’s ability to correctly estimate its operating expenses and its expenses associated with the Merger; risks related to the market price of Aviragen’s common stock relative to the exchange ratio; the ability of Aviragen or Vaxart to protect their respective intellectual property rights; competitive responses to the Merger; unexpected costs, charges or expenses resulting from the Merger; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the Merger; provisions in certificate of incorporation, bylaws and laws of Delaware containing provisions that could delay or discourage a change in control of the Company; and legislative, regulatory, political and economic developments. The foregoing review of important factors that could cause actual events to differ from expectations should not be construed as exhaustive and should be read in conjunction with statements that are included herein and elsewhere, including the risk factors included in Aviragen’s most recent Annual Report on Form 10-K, and Aviragen’s recent Quarterly Report on Form 10-Q and Current Reports on Form 8-K filed with the SEC. Aviragen can give no assurance that the conditions to the Merger will be satisfied. Except as required by applicable law, Aviragen undertakes no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the Merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Important Additional Information Filed with the SEC

In connection with the proposed transaction between Aviragen and Vaxart, Aviragen has filed relevant materials with the SEC, including a registration statement that contains a proxy statement and prospectus. AVIRAGEN URGES INVESTORS AND STOCKHOLDERS TO READ THESE MATERIALS CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT AVIRAGEN, THE MERGER AND RELATED MATTERS. Investors and shareholders may obtain free copies of the proxy statement, prospectus and other documents filed by Aviragen with the SEC through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement, prospectus and other documents filed by Aviragen with the SEC by contacting Aviragen Therapeutics, Inc., 2500 Northwinds Parkway, Suite 100, Alpharetta, Georgia 30009, Attention: Corporate Secretary or delivered via e-mail to investors@aviragentherapeutics.com. Investors and stockholders are urged to read the proxy statement, prospectus and the other relevant materials before making any voting or investment decision with respect to the Merger.

Participants in the Solicitation

Aviragen and Vaxart and their respective directors and officers and certain of their other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Aviragen in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the merger are included in the proxy statement/prospectus referred to above. Additional information regarding the directors and executive officers of Aviragen is also included in Aviragen’s Annual Report on Forms 10-K for the year ended June 30, 2017, filed with the SEC on September 1, 2017, and the Form 10-K/A filed with the SEC on October 20, 2017. These documents are available free of charge from the sources indicated above.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Aviragen Therapeutics, Inc.

Date: January 17, 2018	/s/ Joseph M Patti
	Name:	Joseph M Patti
	Title:	Chief Executive Officer and President
(Duly Authorized Officer)